UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2021

THUNDER BRIDGE ACQUISITION II, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39022	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike, Suite D203 Great Falls, Virginia	22066
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	THBRU	The NASDAQ Stock Market LLC
Class A Ordinary Share, par value $0.0001 per share	THBR	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	THBRW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.  Regulation FD.

As previously announced, Thunder Bridge Acquisition II, Ltd. (“Thunder Bridge II”) announced a proposed business combination (the “Business Combination”) between Thunder Bridge II and Ay Dee Kay LLC d/b/a indie Semiconductor (“indie Semiconductor”). On April 1, 2021, Donald McClymont, the Chief Executive Officer of indie Semiconductor appeared on an interview with CNBC to discuss the Business Combination (the “Interview”). Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a press release announcing the Interview.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Transactions and Where to Find It

In connection with the proposed transaction involving indie Semiconductor and Thunder Bridge II, Thunder Bridge II filed a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, as amended March 23, 2021. All persons, including Thunder Bridge II’s shareholders are urged to read, the preliminary proxy statement/prospectus, included in the Form S-4, and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge II and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Thunder Bridge II will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Thunder Bridge II are urged to carefully read the entire Form S-4 and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Thunder Bridge II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

Thunder Bridge II and indie Semiconductor and their respective directors and executive officers and certain other members of their management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge II’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge II’s directors and executive officers and their ownership of Thunder Bridge II ordinary shares is set forth in Thunder Bridge II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements may include, but are not limited to, statements regarding indie’s industry and market sizes, future opportunities for indie and Thunder Bridge II, indie’s estimated future results and the proposed business combination between Thunder Bridge II and indie, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge II’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge II shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the automobile or semiconductor markets in which indie competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that indie may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that indie may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Thunder Bridge II’s final prospectus, dated August 9, 2019, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge II and indie or the date of such information in the case of information from persons other than Thunder Bridge II or indie, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding indie’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the entry into the definitive merger agreement and the transactions contemplated thereby. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated April 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE ACQUISITION II, LTD.

	By:	/s/ Gary A. Simanson
Name: Gary A. Simanson
Title: Chief Executive Officer

Dated: April 1, 2021

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